Exhibit 1.01

Image Sensing Systems, Inc.

Conflict Minerals Report in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (Report) of Image Sensing Systems, Inc. (ISNS) for the calendar year ended December 31, 2018 is in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and Release No. 34-67716 issued by the Securities and Exchange Commission (SEC) for definitions of certain terms used in this Report, unless otherwise defined herein.

ISNS develops and markets video and radar processing products for use in traffic applications such as intersection control, highway, bridge and tunnel traffic management and traffic data collection.  ISNS’s Autoscope video products for sale in North America, the Caribbean and Latin America are manufactured and sold by a licensor which pays a royalty to ISNS.  Its RTMS radar products for sale are manufactured under an agreement with a contract manufacturer.  In Europe and Asia, ISNS engages contract manufacturers to manufacture the Autoscope family of products.  Most of the hardware components used to manufacture ISNS’s products are standard electronics components that are obtained from multiple sources.  For more information about ISNS and its products, please refer to its Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC.

Pursuant to Rule 13p-1, ISNS undertook due diligence to determine whether the products it contracted to manufacture during the year ended December 31, 2018 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten.

ISNS conducted in good faith a reasonable country of origin inquiry (“RCOI”) to determine whether any of the conflict minerals contained in its products originated in the Covered Countries or from recycled or scrap sources.  ISNS’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to its suppliers. ISNS is several levels removed from the actual mining of conflict minerals. ISNS determined it does not purchase raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

In addition, ISNS has developed and adopted a Conflict Mineral Policy Statement, which is posted at www.imagesensing.com/assets/documents/company/conflictmineralpolicy.pdf but is not part of this Report.

Despite having conducted a good faith RCOI, ISNS has been unable to determine the origin of all of the conflict minerals used in its products due to a lack of information from its suppliers.  Because of this lack of information, ISNS was unable to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.  Due to the breadth and complexity of ISNS’s supply chain, it will take time for its suppliers to verify the origin of all of the conflict minerals used in ISNS’s products, and they may not succeed in determining the origin of all or any of such minerals.